MITTLEMAN BROTHERS
INVESTMENT MANAGEMENT

August 21, 2017

Fabian T. Garcia, Chief Executive Officer and Director
Members of the Board of Directors of Revlon, Inc.
Revlon, Inc.
One New York Plaza, 49th fl.
New York, NY 10004

Dear Fabian and Board members,

Mittleman Brothers, LLC, ("Mittleman Brothers," "we," or "our"), an SEC-registered investment advisory firm, is the second largest shareholder of Revlon, Inc. ("Revlon"), controlling 2,835,563 shares (5.4%) as disclosed in the Form 13D that we filed with the SEC today along with this letter. We began acquiring this position in December 2010, and since then have held a significant stake in the company for nearly seven years. Our intention is to hold a stake for years to come as we believe that the shares are severely undervalued, and that the current weakness in North American consumer sales will prove transitory, with continuing strong growth in international sales, which account for nearly half of total sales now, while the recent Elizabeth Arden acquisition proves immensely accretive, delivering huge synergies relative to the price paid. We are encouraged by your most recent experience, Fabian, at Colgate-Palmolive as COO overseeing Global Innovation, prior to your joining Revlon as CEO in April 2016, as so obvious is the importance of innovation in the beauty business.

Hardly high maintenance shareholders, we, for the first time since our initial investment in Revlon in December 2010, reached out to the company in mid-June 2017 via phone and email to arrange a meeting with you. It took a few attempts by us to get a response until July 18th when we were finally able to schedule a meeting that was to take place tomorrow, August 22nd. Attendees were to be me, Chris Mittleman, Chief Investment Officer at Mittleman Brothers LLC, and my brother Phil Mittleman, our Chief Executive Officer, meeting with you and Revlon's new Chief Financial Officer, Chris Peterson. We had hoped to learn more about your perspective on Revlon's business and the industry in the general, and to share ideas that we have on potential operational improvements, ideas gleaned from years of successful investing in other cosmetics firms such as Maybelline, Oriflame, and Pola Orbis, all of which we exited with excellent results, as well as with branded mass market consumer products businesses like Playtex Products, Inc. and Spectrum Brands Holdings, Inc. We also have some concerns and requests that we wanted to share with you in your capacity as a director, about the Board's preparedness and willingness to protect minority shareholders in light of the recent increase in the percentage ownership of Revlon's controlling shareholder, MacAndrews & Forbes Inc. ("Ron Perelman"), of which Revlon's Chairman of the Board of Directors, Ronald O. Perelman, is the sole stockholder. Unfortunately our meeting planned for August 22nd was cancelled by Revlon via an email we received this past Friday, August 18th due to "conflicting schedules" with no new date yet offered. And while we take no offense, recognizing that running the business takes precedence over talking with shareholders, especially for what was presented to you as just an introductory meeting, we would like to share our Board-level concerns and requests with you now, to be circulated amongst Revlon's 14-member Board of Directors. As Revlon is a controlled company with no corporate governance committee and no lead independent director, we felt that contacting you and the Board in general regarding these matters was the most sensible approach.

105 Maxess Road, Suite 207, Melville, NY 11747 I 400 Madison Avenue, Suite 14A, New York, NY 10017
tel (516) 686-6200 I fax (516) 686-6207 I www.mittlemanbrothers.com

As you are aware, even with controlled companies like Revlon, the Board's fiduciary duties of loyalty and care extend to all shareholders, including minority shareholders. So if the Board determines that a threat or potential threat to minority shareholder value exists due to overreaching or abuse by a controlling shareholder, the Board must take defensive action that would be effective and proportionate to the extent of the risk.

The primary concern that we are asking the Board to address now is the risk that recent open market purchases of Revlon's stock by its controlling shareholder, Ron Perelman, may represent an ongoing attempt to execute a creeping tender offer to squeeze out minority shareholders for inadequate consideration. If open market purchases by Perelman continue during this period of low prices until the 90% ownership threshold is attained, a short-form merger under Delaware law may be attempted pursuant to 8 Del. C. §253 ("Delaware General Corporation Law" or "D.G.C.L"), thus depriving minority shareholders of fair value with little recourse except the lengthy and expensive process of perfecting appraisal rights.

Since shortly after Revlon's stock dropped sharply on the release of weak Q1 2017 results in early May, Mr. Perelman has been regularly and aggressively buying more Revlon stock in the open market. In just over three months time, from May 8th to August 10th, he has purchased 3,139,515 shares of Revlon at prices ranging from $16.35 per share to $23.50, increasing his stake from 40,669,640 shares (77.3%) to 43,809,155 (83.3%). And while large insider purchases are normally very encouraging news for shareholders, in this case minority shareholders have good reason to be wary about this buyer's ultimate intent. If Mr. Perelman continues acquiring shares at that rate, he could exceed the 90% threshold needed for a short-form merger under Delaware law before year-end, if not sooner.

We respectfully, yet urgently request that the Board take action to prevent this existential threat to minority shareholder value from being realized. We believe obtaining a standstill agreement with Mr. Perelman, limiting his ownership to less than 90% for at least the next five years would be a reasonable solution. And if such an agreement could not be obtained, then enacting a shareholder rights plan ("poison pill") in favor of minority shareholders, triggered at a threshold below 90%, would also be an effective alternative protection.

To be clear, we have no evidence whatsoever that any such plan to squeeze out minority shareholders by Mr. Perelman is in progress or even being contemplated, but a simple Google search using the terms "Ron Perelman minority shareholders" reveals a history of sporadic prior actions by Mr. Perelman that appear to have been at odds with minority shareholder interests at various Perelman-controlled companies over the past 25 years or so, including with Revlon itself in 2009. For example:

Panavison, Inc. (PVIS) – M & F Worldwide (MFW) 2001

In November 2000, Mr. Perelman attempted to have his 35%-owned M&F Worldwide (symbol: MFW) borrow money to buy-out his wholly-owned 83% stake in Panavision, then trading at $5.81, for $26 per share. The deal was ultimately done at $17.50 in April 2001. Minority shareholders sued in Delaware, with one substantial minority shareholder writing, "In my view, the $100 million premium paid by the M&F Board to Mr. Perelman for his Panavision shares is an unwarranted gift to him, with no credible business or financial purpose." The case was settled in 2002 by entirely undoing the deal. A rare outcome that we believe was reflective of the egregiousness of the transaction with regard to minority shareholders' interests. Perelman ultimately bought out the remaining shares in Panavison for $8.50 in 2006. Had the ostensibly independent members of M & F Worldwide's Board acted with appropriate concern for minority shareholder interests at the onset of that deal and thus rejected it outright, such a fiasco could have been avoided.

M & F Worldwide Corp. (MFW) 2011

In 2011, shares of Perelman's 43%-controlled publically traded holding company, M & F Worldwide ("MFW"), fell from $26.84 in April 2011 to $16.77 in June 2011 on a weak earnings report. The next trading day after the low price of $16.77 was reached, Perelman offered to buy out the company for $24 per share, eventually raising the bid to $25, a magnanimous 49% premium to the unaffected low price, however below the high from just two months prior. At $25 the business was valued at 5.3x EV ($2.42B)/EBITDA ($455M), a valuation somehow deemed fair by two investment banks (Evercore and Moelis). Two years later, on 7/23/13, MFW's 100% owned subsidiary, Harland Clarke Holdings, announced the sale of Harland Financial Solutions ("HFS") for $1.2B in cash, or 20x the $60M in EBITDA that HFS produced in 2012. And HFS was only 15% of Harland Clarke's sales. And Harland Clarke was not the totality of MFW's value. We estimate had MFW still been public in 2013 when that sale of HFS happened, even if the residual businesses were kept at a 5.3x EBITDA valuation, the share price would have been over $57 per share, versus the $25 buy-out price just two years prior. Lawsuits claiming the deal was unfair to minorities were shot down in Delaware apparently because technically, all of the proper procedures were followed. We're still shaking our heads. We were shareholders of MFW at the time of that take-under, and while that position was not big enough for us to fight over, our current holding in Revlon is our single largest position and we are determined to not have another MFW situation happen to us again with Revlon.

Revlon, Inc. (REV) 2009

In early 2009, Revlon's shares, like many highly leveraged companies at the time, were reduced to option value, trading around $2.50 per share. Mr. Perelman, after being rejected in an effort to buy out all minority shareholders then in exchange for preferred stock worth $3.74 with a 12.5% yield because they couldn't get a fairness opinion (one of the rare times an investment bank took a stand, kudos to Barclays), was partially successful in getting many of them to exchange their shares for non-convertible preferred stock worth $5.21 per share with a 12.75% yield. Those who took the bait soon regretted their decision, as Revlon's stock shot up from just over $5 to nearly $20 only a week or two after the exchange offer closed, on better than expected quarterly results. Lawsuits followed, as apparently there was less than full disclosure, and Revlon settled for some $38M. But that was the last time Perelman bought such a sizable amount of Revlon's stock until now, so we think the lessons for minority holders are clear: if Perelman is buying, think twice about selling, and you can't always count on Board members to protect you from an overreaching controlling shareholder. With all of this knowledge, we still started buying Revlon at $10 in December 2010, partially because we believed that a low-ball deal like that of 2009 would not be attempted again after such an embarrassing episode. But only four of Revlon's fourteen current directors were there in 2009, so maybe with the memory having faded a bit, it could happen again now.

So given that history, we think our sense of apprehension and insecurity echoes in the minds of other Revlon minority shareholders now as Ron Perelman's ownership level rises dangerously close to the 90% threshold. And while we again acknowledge that his recent purchases may not signify any threat, we still think that in light of the historical tendency towards predation of minority interests at their most vulnerable moments, that this Board in particular should be keen to err on the side of caution in protecting Revlon's minority shareholder interests from any potentially untoward encroachment by the controlling shareholder.

And while the protection we request of a standstill agreement or poison pill against a controlling shareholder is unusual, so is the nature of the threat that we seek to contain, and such remedies are not unprecedented. In 2012, shareholders in a Carl Icahn-controlled company, CVR Energy, Inc. ("CVI"), sued in Delaware to prevent Icahn from continued open market purchases of CVI stock after he had attained 82% in what they deemed to be a creeping tender / freeze out of minority shareholders in progress, and the suit was settled in 2014 with Icahn agreeing to a five year standstill, keeping his interest capped where it was at 82% for that duration.

As stated earlier in this letter, this is the first time that we've reached out to Revlon (beyond submitting a few questions on the quarterly conference calls) in our nearly seven years of stock ownership. We are not "activist" investors by nature, and only raise our voice here now in self-defense in the face of what appears to us to be a rather obvious threat to Revlon's minority shareholders that should be easily contained by preventative Board action.

Finally, we think removing the threat of a forced squeeze-out of minority shareholders could have a lasting positive effect on the share price given it would remove a major fear factor keeping out otherwise likely interested value-oriented investors. Investors will take on many different types of risk in pursuit of rewarding investment opportunities: interest rate risk, credit risk, patent risk, commodity risk, regulatory risk, weather/environmental risk, etc… but very few will take on the risk of investing under the threat of having your investment forced from you at an inopportune time and price by a controlling shareholder with a reputation for having done just that in the past.

I hope you and the Board can see the sincerity of our concerns and the merit of our proposal, and will give it serious consideration. And if I haven't irritated you too much with my blunt assessments here then I hope you will endeavor to reschedule our meeting at some point. Revlon is at $17.15 today, and we believe that at parity with Coty's (COTY $19.55) EV/EBITDA multiple of 14.5x on calendar 2018 estimated EBITDA, Revlon's stock price would be about $50 today, and we don't see Coty as having performed any better than Revlon over the past couple of years, nor can we discern that it has better growth prospects. So we remain excited about the future for our investment in Revlon, and hope this issue can be resolved easily.

Sincerely,

Chris Mittleman
Chief Investment Officer - Managing Partner
Mittleman Brothers, LLC

105 Maxess Road, Suite 207, Melville, NY 11747 | 400 Madison Avenue, Suite 14A, New York, NY 10017
tel (516) 686-6200 | fax (516) 686-6207 | www.mittlemanbrothers.com